SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of May, 2009

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kackertstrasse
D-52072 Aachen
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Aachen/Germany, May 25, 2009 - AIXTRON AG today announced that Hualei Optoelectronic Ltd., based in Hunan Province, P.R. China, has issued a purchase contract for multiple CRIUS(R) MOCVD systems. The tools for production of high brightness LEDs will be shipped from Q2/09 through Q4/09. This contract represents AIXTRON's largest ever single order for MOCVD systems from China. Part of this order has been recorded as order intake in Q1/2009.

Hualei Optoelectronic President Daqing He, comments: 'Our investor and parent company is very keen to shift away from reliance on heavy industry and move into high-tech. We have therefore conducted in-depth investigations on the world wide LED market; entering high brightness LED business is our strategic target for which we have decided to work closely with AIXTRON, as the strongest partner, to enable Hualei achieving our goals quickly and efficiently.

'We will exploit the technical expertise of international partners targeting a fast entry into the LED market in order to be ready for the market upturn. This, coupled with the strong reputation of the professional and responsive service we will receive from the local AIXTRON team will guarantee our success.'

Dr. Bastian Marheineke, Vice President Sales at AIXTRON AG, adds: 'Hualei's investment is very timely and representative for a China on the rise. Our company has had a strong presence in China for many years; AIXTRON was the first company to install a commercial MOCVD reactor there and since then we have enjoyed excellent relations with the leading institutes and companies.'

'Of course we are delighted to announce this, our largest single order from China to date, which reflects the enthusiasm for investment in new technology opportunities. It also reflects the strong trust in AIXTRON-based technology thanks to our worldwide reputation for dependable, first-class products, support and reliability.'

For further information on AIXTRON AG (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kackertstr. 15-17, 52072 Aachen, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	May 25, 2009	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO